Filed by Abington Bancorp, Inc.

                                Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

                                Subject Company:  Abington Bancorp, Inc.
                                Commission File No.:  0-16018

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Seacoast Financial Services Corporation following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial Services Corporation and Abington Bancorp, Inc. may not be combined successfully, or such combination may take longer to accomplish than expected; (2) expected cost savings from the merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger;
(5) the stockholders of Abington may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in Seacoast Financial's and Abington's markets may increase significantly; and (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial's filings with the Securities and Exchange Commission. Seacoast Financial does not undertake or intend to update any forward-looking statements.

Seacoast and Abington have filed a registration statement on Form S-4/A containing a proxy statement/prospectus concerning the merger with the Securities and Exchange Commission on February 17, 2004. The proxy statement/prospectus was mailed to stockholders of Abington on or about February 20, 2004. Investors are urged to read the registration statement and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast Financial can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, Marketing, telephone (508) 984-6102. In addition, documents filed with the SEC by Abington can be obtained, without charge, by directing a request to Abington Bancorp, Inc., 97 Libbey Parkway, Weymouth, MA 02189, Attn: Corporate Secretary, telephone (781) 682-6400.

WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Abington and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger.


Information about the directors and executive officers of Abington and their ownership of Abington common stock is set forth in the proxy statement for Abington's 2003 annual meeting of stockholders as filed on Schedule 14A with the SEC on June 27, 2003. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

THE FOLLOWING IS A PRESS RELEASE ANNOUNCING ABINGTON BANCORP' INC.'S SPECIAL STOCKHOLDER MEETING DATE, WHICH WAS ISSUED ON FEBRUARY 23, 2004.

  Abington Bancorp, Inc. Announces Special Stockholder Meeting Date

    ABINGTON, Mass.--(BUSINESS WIRE)--Feb. 23, 2004--Abington Bancorp, Inc. (NASDAQ NMS: ABBK), parent company of Abington Savings Bank, announced today that it will hold a Special Meeting of Stockholders on March 25, 2004 at 11:00 a.m., Eastern Time, at Abington's Corporate Headquarters, 97 Libbey Parkway, Weymouth, Massachusetts. At the special meeting, stockholders will be asked to consider and vote upon a proposal to approve an agreement and plan of merger pursuant to which Abington will merge with a wholly owned subsidiary of Seacoast Financial Service Corporation. The record date for stockholders entitled to vote at the Special Meeting is February 5, 2004. As of the record date, the Company had 4,025,267 shares of common stock outstanding.
    On October 21, 2003, Abington Bancorp, Inc. and Seacoast Financial Services Corporation (SCFS), New Bedford, Massachusetts, jointly announced the execution of a definitive agreement whereby SCFS will acquire Abington. Under the terms of the agreement, each share of Abington common stock will be exchanged for $34 in cash or 1.4468 shares of SCFS common stock, subject to certain election and allocation procedures intended to ensure that 75% of Abington's shares will be exchanged for SCFS common stock and 25% for cash. The transaction is expected to be completed during the second quarter of 2004, subject to approval by Abington's stockholders and regulators of both companies.
    Seacoast and Abington have filed a registration statement on Form S-4/A containing a proxy statement/prospectus concerning the merger with the Securities and Exchange Commission on February 17, 2004. The proxy statement/prospectus was mailed to stockholders of Abington on or about February 20, 2004. Investors are urged to read the registration statement and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast Financial can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, telephone (508) 984-6000. In addition, documents filed with the SEC by Abington can be obtained, without charge, by directing a request to Abington Bancorp, Inc. 97 Libbey Parkway, Weymouth, MA 02189, Attn: Corporate Secretary, telephone (781) 682-6400. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Abington and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger.

    About Abington Bancorp

    Abington Bancorp, Inc. is a one-bank holding company for Abington Savings Bank. Abington Savings Bank is a Massachusetts-chartered savings bank with offices in Abington, Boston (Dorchester), Brockton, Canton, Cohasset, Halifax, Hanover, Hanson, Holbrook, Hull, Kingston, Milton, Pembroke, Quincy, Randolph, Weymouth and Whitman. Its deposits are insured by the Federal Deposit Insurance Corporation and Depositors Insurance Fund.


    CONTACT: Abington Bancorp, Inc.
             James K. Hunt, 781-682-6903